UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                           PS FINANCIAL CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  74437V109
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                PAUL J. DUGGAN
     JACKSON BLVD FUND, LTD. - 53 W. JACKSON BOULEVARD - CHICAGO IL 60604
                                (312) 294-6440
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               FEBRUARY 17, 2000
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 2 OF 27 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul J. Duggan
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          500
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             112,575
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          500
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          131,200
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      131,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.89%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 3 OF 27 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Capital Management, Ltd.
      (f/k/a Jackson Blvd Fund, Ltd.)
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             57,075
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          75,700
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      75,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.53%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 4 OF 27 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Equities, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             37,814
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          37,814
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,814
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.27%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 5 OF 27 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Investments, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             19,261
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          19,261
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,261
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.15%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 6 OF 27 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Offshore Fund, Ltd.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Tortola, B.W.I.
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          18,625
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,625
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.12%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 7 OF 27 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Partners
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             55,500
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          55,500
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      55,500
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.32%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 8 OF 27 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vincent Cainkar
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          100
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             22,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          100
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          22,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,100
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.30%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 9 OF 27 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Burbank Partners
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             17,900
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          17,900
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,900
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.10%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                      PAGE 10 OF 27 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Louis F. Cainkar, Ltd. Profit Sharing Plan
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             3,100
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          3,100
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,100
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.20%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      TRUST
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           Page 11 of 27 Pages


         This is Amendment No. 3 to the Schedule 13D filed jointly by Paul J. Duggan ("Duggan"), Jackson Boulevard Capital Management, Ltd. ("Jackson Capital") F/K/A Jackson Boulevard Fund, Ltd., Jackson Boulevard Equities, L.P. ("Jackson Equity"), Jackson Boulevard Investments, L.P. ("Jackson Investments"), Jackson Boulevard Partners ("Jackson Partners"), Jackson Offshore Fund, Ltd. ("Jackson Offshore"), and, as of this amendment No. 3, Vincent Cainkar ("Cainkar") (collectively, the "Group") on December 3, 1997 (as earlier amended, the "Original 13D"), and relates to the common stock, $.01 par value (the "Common Stock"), of PS Financial, Inc. (the "Issuer"). The following items in the original 13D are amended to read in their entirety as follows:

Item 1.  Security and Issuer
----------------------------

         This Schedule 13D is being filed jointly by Duggan, Cainkar, Jackson Capital, Jackson Equity, Jackson Investments, Jackson Partners, and Jackson Offshore and relates to the shares of common stock, par value $.01 pr share (the "Common Stock" or the "Shares"), of PS Financial Corporation (the "Company"), with its principal executive offices located at 4800 South Pulaski Road, Chicago, IL 60632.

Item 2.  Identity and Background
--------------------------------

         (a)-(c) Jackson Capital, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Jackson Equity and Jackson Investments, limited partnerships organized under the laws of the state of Illinois and Investment Manager of Jackson Offshore, an offshore fund domiciled in Tortola, B.W.I.

         Jackson Equity, Jackson Investments, and Jackson Offshore are private investment partnerships engaged in the purchase and sale of securities for investment for their own accounts. Jackson Capital is in the business of serving as the general partner of Jackson Equity, Jackson Investments, and other investment partnerships and the Investment Manager of Jackson Offshore. Duggan is the sole stockholder and an officer and director of Jackson Capital. Duggan's principal occupation is money manager (through Jackson Capital) and his business address is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604.

         The business address of Jackson Capital, Jackson Equity, Jackson Partners, Jackson Investments, and Duggan is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604. The address of the principal business and the principal office of Jackson Offshore is 22/23 Eden Quay, Dublin 1, Ireland.

         Jackson Capital is the sole general partner of Jackson Equities and Jackson Investments. Mr. Duggan is the sole stockholder, sole executive officer and sole director of Jackson Capital. Mr. Duggan controls (through Jackson Capital) all decisions regarding voting and investment of the shares of the Issuer held by Jackson Offshore. Mr. Duggan, David Blair and Peter Poole are the directors of Jackson Offshore; Mr. Blair is the managing director of Jackson Offshore. The business address of Mr. Blair and Mr. Poole is 22/23 Eden Quay, Dublin 1, Ireland. Mr. Blair's principal occupation is

                                                           Page 12 of 27 Pages

that of certified public accountant. Mr. Poole's principal occupation is that of money manager with Rathbone Management Services, a British Virgin Islands corporation. Mr. Duggan's principal occupation is money manager (through Jackson Capital) and his business address is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604.

         Jackson Partners is an Illinois General Partnership. Duggan is the managing general partner of Jackson Partners. Jackson Partners engages in the purchase and sales of securities for it's own account.

         Vincent Cainkar is an individual whose principal occupation is the practice of law, particularly as bond counsel. Mr. Cainkar currently serves as Attorney for the City of Burbank, Village of Bridgeview, Village of Evergreen Park, City of Hickory Hills, Village of McCook, Stickney Township and other local governmental entities. Mr. Cainkar's residential address is 8206 South Mobile, Burbank, IL 60459. Mr. Cainkar does not have any ownership interest in, nor does he serve as a partner, director or officer of Jackson Capital, Jackson Equities, Jackson Investments, or Jackson Offshore.

         The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

         (d)-(e) Jackson Capital, Jackson Equity, Jackson Partners, Jackson Investments, Jackson Offshore, Cainkar, and Duggan have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor were either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Duggan and Mr. Cainkar are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         As of February 17, 2000, Jackson Equity was the owner of record and the beneficial owner of 37,814 shares acquired at a cost of $431,249. The source of funds used by Jackson Equity to purchase the shares was Jackson Equity's working capital. Jackson Equity, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Equity's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Equity.

         As of February 17, 2000, Jackson Investments was the owner of record and the beneficial owner of 19,261 shares acquired at a cost of $216,385. The source of funds used by Jackson Investments to purchase the shares was Jackson Investment's working capital. Jackson Investments, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Investment's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Investments.

                                                           Page 13 of 27 Pages

         As of February 17, 2000, Jackson Offshore was the owner of record and the beneficial owner of 18,625 shares acquired at a cost of $209,904. The source of funds used by Jackson Offshore to purchase the shares was Jackson Offshore's working capital. Jackson Offshore, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Offshore's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Offshore.

         Jackson Capital has an 8.4% ownership interest in the funds or property of Jackson Equity in addition to its interest as general partner of Jackson Equity. Duggan and his wife, Deborah Duggan ("Deborah"), have invested as limited partners in Jackson Equity.

         Jackson Capital has a 4.13% ownership interest in the funds or property of Jackson Investments in addition to its interest as general partner of Jackson Investments.

         As of February 17, 2000, Jackson Partners was the owner of record and the beneficial owner of 55,500 shares acquired at a cost of $615,868. The source of funds used by Jackson Partners to purchase the shares was Jackson Partner's working capital. Jackson Partners, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Partners obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Partners. Duggan and Deborah are partners in Jackson Partners.

         As of February 17, 2000, Duggan was the owner of record and the beneficial owner of 500 shares. The source of funds used by Duggan to purchase the shares was Duggan's working capital.

         Jackson Equity distributed certain assets to Jackson Investments on January 23, 1998 for the purposes of reorganizing under SEC hedge fund rules. Arising out of that distribution, 17,261 shares of PS Financial became assets of Jackson Investments.

         Jackson Equities and Jackson Investments distributed certain assets to individual partners in 1998 for the purpose of forming an offshore operation. Individual Partners contributed 18,625 shares to Jackson Offshore as part of their opening contributions.

         As of February 17, 2000, Mr. Cainkar was the owner of record of 100 shares acquired at a cost of $994 and the beneficial owner of 22,000 shares acquired at a cost of $214,456 held as follows: 17,900 in Burbank Partners (Burbank) (an Illinois Partnership with his wife, Cathy M. Cainkar) and 3,100 shares held in the Louis F. Cainkar, Ltd. Profit Sharing Plan F/B/O Vincent Cainkar, (Cainkar P/S/P)

Item 4.  Purpose of Transaction
-------------------------------

         The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert stockholder rights, in the manner described below, with the purpose to influence the policies of the Issuer, in particular with the intent of influencing a business combination involving the Issuer.

                                                           Page 14 of 27 Pages

         By letter dated December 5, 1997, Mr. Duggan questioned the large amount of excess capital and suggested the issuance of a dividend to reduce the Issuer's capital. A copy of that letter is attached as Exhibit 2.

         By letter dated January 5, 1998, Mr. Duggan congratulated the Issuer on their special dividend policy and questioned its taxability. A copy of that letter is attached as Exhibit 3.

         By letter dated November 18, 1999, Mr. Duggan submitted a notice of intent to introduce a Stockholders Resolution at the 2000 annual meeting of stockholders of the Issuer and requested that the Proposal and Supporting Statement be included in the Issuer's proxy materials for the 2000 annual meeting. A copy of that letter is attached as Exhibit 4.

         By letter dated February 17, 2000, Mr. Duggan nominated Duggan and Cainkar for the Board of Directors of the Company and requested information regarding shareholder lists and other data designed to allow the Group to communicate with shareholders.

         The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other stockholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) By virtue of his control over the stock personally owned by him and that owned by Jackson Capital, Jackson Equity, Jackson Investments, Jackson Partners and Jackson Offshore, Duggan beneficially owns 131,700 shares of the common stock owned by members of the Group, constituting approximately 7.89% of the issued and outstanding shares of the common stock, based on the number of outstanding shares reported on Issuer's Form 10QSB filed November 15, 1999. Jackson Equity beneficially owns 37,814 shares representing 2.27% of the outstanding shares. Jackson Investments beneficially owns 19,261 shares representing 1.15% of the outstanding shares. Jackson Capital beneficially owns 75,700 shares representing 4.53% of the outstanding shares. Jackson Partners beneficially owns 55,500 shares representing 3.32% of the outstanding shares. Paul J. Duggan beneficially owns 500 shares representing .03% of the outstanding shares. By virtue of his control over the stock personally owned by him and that owned by Burbank and Cainkar P/S/P, Cainkar beneficially owns 22,100 shares representing 1.3% of the outstanding shares, Burbank Partners beneficially owns 17,900 shares representing 1.1% of the outstanding shares, and the Louis F. Cainkar, Ltd. Profit Sharing Plan beneficially owns 3,100 shares representing
 .2% of the outstanding shares.

                                                           Page 15 of 27 Pages

         (b) Jackson Equity does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Equity has the shared power to vote and the shared power to dispose of 37,814 shares.

             Duggan has the sole power to vote 500 shares and the sole power to dispose of 500 shares. Duggan has the shared power to vote 112,575 shares and the shared power to dispose of 131,200 shares.

             Cainkar has the sole power to vote 100 shares and the sole power to dispose of 100 shares. Cainkar has the shared power to vote 22,000 shares and the shared power to dispose of 22,000 shares.

             Jackson Capital (as the general partner of Jackson Equity and Jackson Investments) does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Capital has the shared power to vote 57,075 shares and the shared power to dispose of 75,700 shares.

             Jackson Partners has the shared power to vote or to dispose of any of its 55,500 shares.

             Jackson Investments does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Investments has the shared power to vote and the shared power to dispose of 19,261 shares.

             Jackson Offshore does not have the power to vote any shares and does not have the sole power to dispose of any shares. Jackson Offshore has the shared power to dispose of 18,625 shares.

             Burbank Partners does not have the sole power to vote or the sole power to dispose of any shares, rather Burbank Partners has the shared power to vote and the shared power to dispose of 17,900 shares.

             Cainkar P/S/P does not have the sole power to vote or the sole power to dispose of any shares, rather Cainkar P/S/P has the shared power to vote and the shared power to dispose of 3,100 shares.

         (c) Purchases in the Last 60 Days
             -----------------------------
             No Purchases.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                                           Page 16 of 27 Pages

         See Item 2 regarding disclosure of the arrangements among members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

          No.     Description
          ---     -----------
           1      Joint Filing Agreement amended February 17, 2000.
           2      Letter from Paul J. Duggan to The Board of Directors of PS
                  Financial, Inc. dated December 5, 1997.
           3      Letter from Paul J. Duggan to Ms. Kimberly P. Rooney dated
                  January 5, 1998.
           4      Letter from Paul J. Duggan to Ms. Kimberly P. Rooney dated
                  November 18, 1999.
           5      Letter from Paul J. Duggan to Ms. Kimberly P. Rooney dated
                  February 17, 2000.
           6      Request from Paul J. Duggan to Ms. Kimberly P. Rooney dated
                  February 17, 2000.

                                                           Page 17 of 27 Pages
                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2000

                              /s/ Paul J. Duggan
                              ----------------------------------
                              Paul J. Duggan, an individual

                              JACKSON BOULEVARD CAPITAL MANAGEMENT, LTD.

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD EQUITIES, L.P.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD INVESTMENTS, L.P.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON OFFSHORE FUND, LTD.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD PARTNERS

                              By:  Jackson Boulevard Partners

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, Partner

                                                           Page 18 of 27 Pages

                              By: /s/ Vincent Cainkar
                                 -------------------------------
                                 Vincent Cainkar, an individual


                              BURBANK PARTNERS

                              By: Burbank Partners

                                  By: /s/ Vincent Cainkar
                                     -------------------------------
                                     Vincent Cainkar, Partner


                              LOUIS F. CAINKAR, LTD. PROFIT SHARING PLAN

                              By: Louis F. Cainkar, Ltd. Profit Sharing Plan

                                  By: /s/ Vincent Cainkar
                                     -------------------------------
                                     Vincent Cainkar, Beneficiary

                                                                     Exhibit 5

                                 Paul J. Duggan
                            53 West Jackson Boulevard
                          Suite 400, Chicago, IL 60604



                                                             February 17, 2000


VIA HAND DELIVERY
-----------------

Ms. Kimberly P. Rooney
President, CEO
PS Financial, Inc.
4800 South Pulaski Road
Chicago, IL  60632


VIA FEDERAL EXPRESS
-------------------

PS Financial, Inc.
c/o First Bankers Trust Company, NA
2321 Koch's Lane
Quincy, IL  62301

         Re:      Stockholder Demand for Inspection of Stocklist Materials

Ladies and Gentlemen:

                  The undersigned, Paul J. Duggan, is the record owner of common stock of PS Financial, Inc. ("PS Financial" or the "Company"), a Delaware corporation. Pursuant to Section 220 of the Delaware General Corporation Law, the undersigned hereby demands the right (in person or by its attorney or other agent), during the usual business hours, to inspect the following records and documents of the Company (the "Stocklist Materials") and to make copies or extracts therefrom:

(a) A complete record or list of the Company's stockholders, certified by its transfer agent(s) and/or registrar(s), showing the name and address of each stockholder and the

PS Financial, Inc.
February 17, 2000
Page 2

           number of shares registered in the name of each such stockholder as of the most recent date available;

(b) A magnetic computer tape or disk containing a list of the Company's stockholders showing the names and addresses of each stockholder and number of shares registered in the name of each such stockholder as of the most recent date available, together with such computer processing data and directions as are necessary to make use of such magnetic computer tape or disk, and a printout of such magnetic computer tape or disk for verification purposes;

(c) A list of all stockholders arranged in descending order by number of shares, showing the name and address of each stockholder; a complete record or list of any participants in any employee stock purchase, ESOP plan, or other plan for the purchase of shares, showing the name and address of each participant and the number of shares credited to the participant's account; a magnetic tape(s) or disk containing this information with same computer processing data and directions as requested in (b) above; a correct and complete copy of the plan(s) documents, including any amendments of such plan(s);

(d) All daily transfer sheets showing changes in the list of the Company's stockholders referred to in paragraph (a) above which are in or come into the possession of the Company or its transfer agent from the date of such list to the date of the Company's annual meeting or any meeting held as a result of any postponement or adjournment thereof;

(e) All information in or which comes into the Company's possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or nominees of any central certificate depository system concerning the number and identity of the actual beneficial owners of the Company's stock, including a breakdown of any holders in the name of Cede & Co., Kray & Co., Philadep, and other similar nominees;

(f) All information in or which comes into the Company's possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners of the Company's stock ("NOBO's") in the format of a printout in descending order balance and on a magnetic computer tape or disk with the computer processing data or directions that are necessary to make use of such magnetic computer tape or disk (such information with respect to brokers and dealers is readily available to the Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended, from Independent Election Corporation of America and ADP Proxy Services);

(g) A stop list or stop lists relating to any Common Stock as of the date of the list referred to in paragraph (a) above;

(h) A true and correct copy of the Company's bylaws and articles of incorporation, including any amendments thereto, in effect on the date hereof; and

PS Financial, Inc.
February 17, 2000
Page 3

(i)        The information and records specified in paragraphs (a), (b), (c),
           (e) and (f) above as of any record date for stockholder action set by the Board of Directors, by operation of law or otherwise; the information and records specified in paragraph (e) on a weekly basis up until any shareholders' meeting.

                  The purpose of this demand to inspect the Stocklist Materials is to enable the undersigned to communicate with stockholders regarding their investment as stockholders, including, without limitation, to communicate with stockholders regarding a possible proxy solicitation relating to the election of directors as nominated by Paul J. Duggan pursuant to that certain letter dated February 17, 2000 from Paul J. Duggan to Kimberly Rooney.

                  If the Stocklist Materials will be made available in any other location, please advise Vincent Cainkar of the Law Offices of Vincent Cainkar at 6215 West 79th Street, Suite 2A, Burbank, IL 60459, (708) 430-3988, where and when the Stocklist Materials will be available. The undersigned hereby authorizes Vincent Cainkar and each of his respective partners, associates, employees, and any other persons to be designated by them, acting together, singly or in combination, to conduct the inspection and copying herein demanded.

                                                     Very truly yours,


                                                     Paul J. Duggan

STATE OF ILLINOIS          )
                           ) SS.
COUNTY OF COOK             )


         BE IT REMEMBERED that, the undersigned, Paul J. Duggan, personally appeared before me, who being duly sworn, deposes and says:

                  That the foregoing is his letter of demand for the inspection of designated books and records for PS Financial, Inc. and that the statements made in such letter are true and correct.

                  That the letter contains a designation of Vincent Cainkar and each of his respective partners and employees and other person to be designated by him, acting together, singly or in combination as the undersigned's attorney or agent to conduct such inspection, and that the foregoing and this verification are the undersigned's power of attorney authorizing the foregoing persons to act on behalf of the undersigned.



                                               ------------------------------
                                               Paul J. Duggan

SWORN TO AND SUBSCRIBED BEFORE ME
this ______ day of February, 2000.



---------------------------------
        Notary Public



My Commission Expires:
                      -----------

                                                                     Exhibit 6

                                 Paul J. Duggan
                            53 West Jackson Boulevard
                          Suite 400, Chicago, IL 60604


                                                             February 17, 2000




Ms. Kimberly P. Rooney
President, CEO
PS Financial, Inc.
4800 South Pulaski Road
Chicago, IL  60632

Dear Ms. Rooney:

         Pursuant to the Bylaws of PS Financial, Inc., I am hereby submitting notice that I propose to nominate and hereby nominate the following two individuals as eligible for election to the Board of Directors of PS Financial, Inc.

         1.       Paul J. Duggan
         2.       Vincent Cainkar

         Pursuant to your Bylaws, I am including the following for each individual:

         1.       Written consent to being named in the proxy statement as a nominee and to serving as a director if elected.
         2.       Biographies of Paul Duggan and Vincent Cainkar which comply with the information requirements of Regulation 14A
                  promulgated under the Securities Exchange Act of 1934, as amended.
         3. The name and addresses as they appear in the corporation books of such stockholder and the class and number of shares of the corporation's capital stock that is beneficially owned by each stockholder.

Very truly yours,



Paul J. Duggan, an individual

PJD/sr
Enclosure

cc:  Mr. S.J. Ptak
     Chairman of the Board

                               February 17, 2000









Ms. Kimberly P. Rooney
President, CEO
PS Financial, Inc.
4800 South Pulaski Road
Chicago, IL  60632

Dear Ms. Rooney:

         I hereby consent to my nomination for election as a director of PS Financial, Inc. Further, I am willing to serve as a director if elected.

Very truly yours,



Paul J. Duggan, shareholder
PS Financial, Inc.
53 West Jackson Boulevard
Suite 400
Chicago, IL  60604

                               February 14, 2000









Ms. Kimberly P. Rooney
President, CEO
PS Financial, Inc.
4800 South Pulaski Road
Chicago, IL  60632

Dear Ms. Rooney:

         I hereby consent to my nomination for election as a director of PS Financial, Inc. Further, I am willing to serve as a director if elected.

Very truly yours,



Vincent Cainkar, shareholder
PS Financial, Inc.
8206 South Mobile
Burbank, IL 60459

                            RESUME OF PAUL J. DUGGAN


PAUL DUGGAN, AGE 49 AND A LIFE LONG RESIDENT OF THE CHICAGO AREA, IS A LICENSED CPA IN THE STATE OF ILLINOIS. MR. DUGGAN MANAGES JACKSON BOULEVARD PARTNERS, AN INVESTMENT CONSULTING FIRM IN DOWNTOWN CHICAGO.

MR. DUGGAN HAS SERVED AS AN EXPERT WITNESS IN COMMERCIAL LITIGATION ISSUES, IN DAMAGES ANLAYSIS AREAS AND HAS TESTIFIED IN FEDERAL COURT IN CHICAGO, SACRAMENTO, SAN FRANCISCO, DETROIT AND OTHER VENUES ON ISSUES CONCERNING BUSINESS VALUATION, INTELLECTUAL PROPERTY, UNJUST ENRICHMENT, AND VARIOUS DAMAGES AREAS.

IN 1999 HE WAS ELECTED BY THE SHAREHOLDERS AND SERVED AS A DIRECTOR OF DAMEN FINANCIAL CORPORATION, THE PARENT OF DAMEN NATIONAL BANK.

MR. DUGGAN IS ALSO PRESIDENT OF JACKSON BOULEVARD CAPITAL MANAGEMENT, LTD. (JACKFUND) A HEDGE FUND MANAGEMENT FIRM. JACKFUND OFFERS MONEY MANAGEMENT AND VENTURE CAPITAL ACTIVITIES IN ADDITION TO MANAGING HEDGE FUNDS WHICH CONCENTRATE IN INVESTING IN THE THRIFT AND SMALL CAP BANK AREAS.

MR. DUGGAN CURRENTLY MANAGES PORTFOLIOS WITH INVESTMENTS IN EXCESS OF $90 MILLION AS WELL AS OVER $50 MILLION IN VENTURE CAPITAL AND PRIVATE REAL ESTATE PARTNERSHIPS. MR. DUGGAN RECEIVED HIS B.B.A. IN BUSINESS ADMINISTRATION FROM LOYOLA UNIVERSITY OF CHICAGO IN 1974 AND HIS CPA IN THE STATE OF ILLINOIS IN 1975.

MR. DUGGAN OWNS 500 SHARES AND VOTES 112,575 SHARES ON BEHALF OF JACKSON BOULEVARD EQUITIES, L.P. AND JACKSON BOULEVARD INVESTMENTS, L.P. HEDGE FUNDS MANAGED BY JACKSON BOULEVARD CAPITAL MANAGEMENT, LTD., AND ALSO FOR JACKSON BOULEVARD PARTNERS, AN ILLINOIS PARTNERSHIP. THIS TOTALS 113,075 SHARES.

THE ADDRESS OF RECORD FOR 500 SHARES OWNED IN THE NAME OF PAUL J. DUGGAN AS IT APPEARS ON THE COMPANY'S BOOKS IS 53 WEST JACKSON BOULEVARD, SUITE 400, CHICAGO, IL 60604. THE REMAINDER OF THE SHARES ARE HELD IN STREET NAME BY BEAR STEARNS SECURITIES CORPORATION, ONE METROTECH CENTER NORTH, 4TH FLOOR, BROOKLYN, NY 11201-3859.

                           RESUME OF VINCENT CAINKAR


VINCENT CAINKAR, AGE 51 AND A LIFE LONG RESIDENT OF THE CHICAGO AREA, IS A LICENSED ATTORNEY IN THE STATES OF ILLINOIS AND FLORIDA AND A LICENSED REAL ESTATE BROKER IN THE STATE OF ILLINOIS. IN 1999 HE WAS ELECTED BY THE SHAREHOLDERS AND SERVED AS A DIRECTOR OF DAMEN FINANCIAL CORPORATION, THE PARENT OF DAMEN NATIONAL BANK.

HE IS IN PRIVATE LEGAL PRACTICE AND CURRENTLY SERVES AS ATTORNEY FOR THE CITY OF BURBANK, VILLAGE OF BRIDGEVIEW, VILLAGE OF EVERGREEN PARK, CITY OF HICKORY HILLS, VILLAGE OF McCOOK, STICKNEY TOWNSHIP AND OTHER LOCAL GOVERNMENTAL ENTITIES.

HE IS A NATIONALLY RECOGNIZED BOND COUNSEL AND RENDERED LEGAL OPINIONS ON BOND ISSUES IN EXCESS OF $200,000,000. HE HAS RENDERED LEGAL ADVICE TO SEVERAL CHICAGO AREA BANKING INSTITUTIONS. MR. CAINKAR IS AN INDEPENDENT INVESTOR AND FOUNDER OF SEVERAL REAL ESTATE ENTITITES THAT HAVE DEVELOPED CHICAGO AREA COMMERCIAL AND RESIDENTIAL PROJECTS.

MR. CAINKAR RECEIVED HIS B.A. IN CHEMISTRY FROM ST. LOUIS UNIVERSITY IN 1971 AND HIS J.D. FROM THE DePAUL UNIVERSITY COLLEGE OF LAW IN 1974.

VINCENT CAINKAR IS THE BENEFICIAL OWNER OF 22,100 SHARES OF PS FINANCIAL, INC. STOCK HELD IN THE FOLLOWING NAMES:

         VINCENT CAINKAR                                  100  SHARES
         6215 WEST 79TH STREET, SUITE 2A
         BURBANK, IL  60459-1102

         BURBANK PARTNERS (A PARTNERSHIP               17,900  SHARES
         BETWEEN VINCENT CAINKAR AND
         CATHY M. CAINKAR, HIS SPOUSE)
         HELD AT
         BANC OF AMERICA SECURITIES LLC
         600 MONTGOMERY STREET
         SAN FRANCISCO, CA  94111

         LOUIS F. CAINKAR, LTD. PROFIT                  3,100  SHARES
         SHARING PLAN
         FBO VINCENT CAINKAR HELD AT
         BANC OF AMERICA SECURITIES LLC
         600 MONTGOMERY STREET
         SAN FRANCISCO, CA  94111